

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

Mail Stop 03-08

June 10, 2005

Paul A. Criscillis, Jr.
Chief Financial Officer
National Vision, Inc.
296 Grayson Highway
Lawrenceville, Georgia 30045

> **Re:** **National Vision, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2005**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2005**
> **File No. 1-16635**

Dear Mr. Criscillis:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

1.   We note you include the sales of several different types of products (frames, spectacle lenses, contact lenses and accessories) in optical products and services revenue. Tell us in more detail how you determined reportable segments for your business. If you aggregate operating segments, tell us how you determined that you have properly aggregated operating segments into one reportable segment. Refer to FAS 131. In addition, if you determined that you have one reportable segment, in future filings in MD&A, please disclose revenues from external customers for each of your principal product categories for each year presented. Refer to paragraph 37 of FAS 131.

2.   You state that, "managed care sales accounted for approximately 11%, 12% and 11% of our sales of optical products in 2004, 2003 and 2002, respectively," on page 18. From the statement of operations, it appears managed care services sales were $7,835, or 4% of optical products sales, $6,346, or 3% of optical products sales, and $1,699, or 1% of optical products sales, in 2004, 2003 and 2002, respectively. Please revise in future filings, or advise us otherwise.

Liquidity and Capital Resources, page 24

3.   We note from page 25 that you must maintain a minimum rolling 12-month EBITDA as a result of the restrictive covenants in your Fleet facility. In future filings please expand your disclosures to clarify if this is the same measure used under your Senior Subordinated Notes and reconciled to net earnings on page 26. If not, please provide the disclosures required under Item 10(e) of Regulation S-K for 'EBITDA (as defined). See the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, which can be found on the SEC website.

4.   We note from page 25 that Adjusted EBITDA is a component of the computations you make each six months to determine the amount of mandatory redemption of your Senior Subordinated Notes and it is used as a liquidity measure. Please tell us each component aggregated in the line item "Other" in your reconciliation on page 26 and revise your disclosure in future filings to describe each item individually in your reconciliation. Further, please advise us of any items requiring cash settlement. Reference is made to Question 10 from the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, which can be found on the SEC website.

5.   Please expand your presentation of the non-GAAP measures to include cash flows from operating, financing and investing activities for each period. See Question 12 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, which can be found on the SEC website.

Item 15. Exhibits and Financial Statement Schedules, page 54

Note 2. Significant Accounting Policies, F-7

Revenue Recognition, F-7

6.   We note you recognize revenue from sales of products and services upon delivery to the customer and you defer revenue for products not delivered based on estimates. Please explain to us why and how you estimate the amount of product not delivered. Further tell us the amount of deferred revenue at each balance sheet date.

Balance Sheet Financial Instruments: Fair Values, F-9

7.   Tell us the facts and circumstances surrounding the difference between the fair values and carrying values of long-term debt for the periods presented. Specifically, please discuss the reasons why the fair value was a fraction of the carrying value at January 3, 2004, but equal to carrying value at January 1, 2005.

Intangible Value of Contractual Rights, F-9

8.   We note from page 4 that you closed a substantial number of stores inside Wal-Mart locations since 2001, and plan to close 33 more locations in 2005, as a result of lease expirations. We also note from page F-9 that you have an intangible asset on the balance sheet for the intangible value of contractual rights of the license agreement and that you amortize it over 15 years. Given the recent and continued store closings, please tell us what consideration you have given to whether these changes in facts and circumstances warrant an impairment loss in accordance with paragraphs 7-24 of FAS

144 or revising the remaining period of amortization in accordance with paragraph 14 of FAS 142.

9. Regarding your adjustment to the carrying value in assessing impairment, please tell us how you measure the fair value of the master license agreement with Wal-Mart and expand your disclosure in future filings.

Note 10. Income Taxes, F-14

10.   With the uncertainty of future operations given the expiring Wal-Mart leases that are not being renewed, tell us how you were no longer able to conclude that it was "more likely than not" that the net deferred tax asset would not be realized, resulting in an income tax benefit for fiscal year 2004. Refer to paragraphs 20-25 of FAS 109.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief